UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Sono-Tek Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
835483108
(CUSIP Number)
October 31, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 835483108

1	NAME OF REPORTING PERSON Emancipation Management LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,607,512
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,607,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 835483108

1	NAME OF REPORTING PERSON Circle N Advisors, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,607,512
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,607,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.2%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 835483108

1	NAME OF REPORTING PERSON Charles Frumberg I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,607,512
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,607,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 835483108
ITEM 1(a).	NAME OF ISSUER: Sono-Tek Corporation
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 2012 Route 9W Milton, NY 12547
ITEM 2(a).	NAME OF PERSON FILING:
This statement is filed by:

(i) Emancipation Management LLC, a New York limited liability company ("Emancipation Management"), which owns Circle N (as defined below), with respect to the shares of Common Stock (as defined below) held in accounts managed by Circle N;

(ii) Circle N Advisors, LLC, a Delaware limited liability company ("Circle N"), with respect to the shares of Common Stock held in accounts managed by it;

(iii) Mr. Charles Frumberg ("Mr. Frumberg"), who serves as the managing member of Emancipation Management, with respect to the shares of Common Stock held in accounts managed by Circle N.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2016, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address of Emancipation Management and Mr. Frumberg is 825 Third Avenue, New York, NY 10022. The principal business address of Circle N is 200 Westage Business Center Dr., Fishkill, NY 12524.

ITEM 2(c).	CITIZENSHIP: Emancipation Management is a New York limited liability company. Circle N is a Delaware limited liability company. Mr. Frumberg is a citizen of the United States of America.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01 per share
ITEM 2(e).	CUSIP NUMBER: 835483108
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
7,607,512
(b) Percent of class:
50.2%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Emancipation Management LLC - 0 Circle N Advisors, LLC - 0 Charles Frumberg - 0
(ii) shared power to vote or to direct the vote:
Emancipation Management LLC - 0 Circle N Advisors, LLC - 0 Charles Frumberg - 0
(iii) sole power to dispose or direct the disposition of:
Emancipation Management LLC - 0 Circle N Advisors, LLC - 0 Charles Frumberg - 0
(iv) shared power to dispose or to direct the disposition of:
Emancipation Management LLC - 7,607,512 Circle N Advisors, LLC - 7,607,512 Charles Frumberg - 7,607,512
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable
ITEM 10.	CERTIFICATION:
Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No.: 835483108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 07 2018	Emancipation Management LLC By: /s/Charles Frumberg Name: Charles Frumberg Title: Managing Member
November 07 2018	Circle N Advisors, LLC By: /s/Charles Frumberg Name: Charles Frumberg Title: Chief Executive Officer
November 07 2018	Emancipation Management LLC By: /s/Charles Frumberg Name: Charles Frumberg Title: Managing Member
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 835483108

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2016

Emancipation Management LLC

By:

/s/ Charles Frumberg

Name:

Charles Frumberg

Title:

Managing Member

Circle N Advisors, LLC

By:

/s/ Charles Frumberg

Name:

Charles Frumberg

Title:

Chief Executive Officer

By:

/s/ Charles Frumberg

Name:

Charles Frumberg